Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF NUI CORPORATION

*****

Pursuant to Section 14A:9-2(4) of the New Jersey Business Corporation Act:

NUI CORPORATION, a corporation organized and existing under the New Jersey Business Corporation Act (the "Corporation"), in accordance with the provisions of Section 14A:9-2(4) thereof, DOES HEREBY CERTIFY:

FIRST: The name of the Corporation is NUI Corporation.

SECOND: The changes to the Amended and Restated Certificate of Incorporation of the Corporation set forth below were adopted by the Corporation's sole shareholder by the Action of the Sole Shareholder by Unanimous Written Consent in Lieu of Meeting dated November 30, 2004:

Article VII of the Amended and Restated Certificate of Incorporation of the Corporation is hereby deleted in its entirety and is replaced as follows:

"Except as otherwise fixed pursuant to Article VI relating to the rights of the holders of any class or series of preferred stock having a preference over the common stock as to dividends or upon liquidation, or to elect additional Directors under specified circumstances, the Board of Directors shall consist of one or more persons as determined in accordance with the Bylaws of the Company."

THIRD: The number of shares entitled to vote on the amendment was 1,000.

FOURTH: The number of shares voting for and against such amendment was as follows:

Number of Shares Voting For Amendment	Number of Shares Voting Against Amendment
1,000	0

FIFTH: This amendment shall become effective on November 30, 2004.

NUI CORPORATION

By: /s/ Kevin P. Madden____________
Kevin P. Madden
Chairman of the Board of Directors